FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

December 3, 2012

Larry Spirgel, Assistant Director

Division of Corporastion Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

ANV Security Group Inc. (the “Issuer”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated October 22, 2012

Form 10-Q A-1 for the Fiscal Quarter Ended June 30, 2012

Filed October 19, 2012

File No. 000-53802

Ladies and Gentlemen:

This letter confirms that the Issuer has received your letter, dated November 6, 2012 (the “Letter”).  We further advise you that due to super-storm Sandy, which left the Issuer’s counsel without communications for a week, and a subsequent bout of the flu which left counsel unable to work for a week and a half after recovering from Sandy, the Issuer’s response has been delayed.  However, we expect to respond on or before December 17, 2012.

Should you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

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